INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

December 15, 2021

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the "Registrant") on behalf of the SilverPepper Long/Short Emerging Markets Currency Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Deborah O'Neal of the staff of the Securities and Exchange Commission (the "Commission") by telephone on December 1, 2021, regarding Post-Effective Amendment No. 1160 to the Registrant's Form N-1A registration statement filed on October 13, 2021, with respect to the SilverPepper Long/Short Emerging Markets Currency Fund (the "Fund"), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund's Form N-1A registration statement (the "Amendment") that will be filed separately.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table and Example

1.	Please provide the Fund's completed fees and expenses table and expense example in correspondence to the Commission for review at least five business days prior to filing the Amendment.

Response: The Fund's completed fees and expenses table and expense example, which will be included in the Amendment, are as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Institutional Class Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases	None
Maximum deferred sales charge (load)	None
Wire fee	$20
Overnight check delivery fee	$25
Retirement account fees (annual maintenance fee)	$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	1.20%
Distribution and/or service (12b-1) fees	None
Other expenses	0.81%
Total annual fund operating expenses	2.01%
Fees waived and/or expenses reimbursed[1]	(0.16)%
Total annual fund operating expenses (after waiving fees and/or reimbursing expenses)[1]	1.85%

1	The Fund's advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.85% of the average daily net assets of the Fund's Institutional Class shares. This agreement is in effect until December 31, 2031, and it may be terminated or amended prior to the end of the term with the approval of the Trust's Board of Trustees. The Fund's advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund's annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The example reflects the Fund's contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Institutional Class shares	$188	$582

2.	Given the Fund's potential for short sales, please confirm that the expenses related to short sales are reflected in the fee table under "Other Expenses."

Response: The Registrant so confirms.

3.	Footnote 1 to the fees and expenses table provides that the Fund's investment advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. The recapture of fees should be made within three years of the date of the waiver or payment. If the recoupment period is in excess of three years, consider whether the Fund should record a liability for the repayment of waived fees or expense payments to the advisor. Please state in the response letter whether the Registrant has performed an assessment for the recording of a liability pursuant to FASB ASC 946-20-25-4 and criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, and the criteria in FASB ASC 450-20-25-2 and its conclusions. In addition, please state in the response letter whether the Fund's independent registered public accountant has reviewed the Registrant's assessments and its conclusions.

Response: According to FASB ASC 946-20-25-4, a liability for such excess expenses should be recognized if, and to the extent that, the expense limitation agreement's established terms for repayment of the excess expenses to the advisor by the fund and the attendant circumstances meet criteria of paragraph 36 of FASB Concepts Statement No. 6, Elements of Financial Statements—a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2) as follows:

•	A present duty or responsibility to one or more other entities that entails settlement by a probable future transfer or use of assets;

•	A duty or responsibility obligating the entity, leaving it little or no discretion to avoid the future sacrifice; and

•	The transaction or other event obligating the entity has already happened;

and the criteria in FASB ASC 450-20-25-2.2 as follows:

•	Information available before the financial statements are issued or are available to be issued (as discussed in FASB ASC 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and

•	The amount of the loss can be reasonably estimated.

FASB ASC 946-20-05-8 also explains that, under most excess expense plans, a fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter.

While the Fund's expense recoupment period is based on three full fiscal years after the date of the waiver or payment of expense reimbursements, the slightly longer period has little or no bearing on the Fund's ability to attract assets at a sufficient size to operate at a reduced expense ratio to a low enough level to permit repayment. Even if the Fund were to achieve such an asset level, there is no certainty that an open-end fund would be able to maintain those assets for the duration of the recoupment period due to factors outside of the control of the Fund, such as significant redemption of shares by investors at any time and/or market depreciation. Furthermore, the AICPA Financial Reporting Executive Committee (FinREC) observed that even actual reimbursement of some expenses does not establish the appropriateness of accrual of additional unreimbursed amounts because these conditions must continually be met for the fund to be further obligated to the servicer.

Therefore, the Registrant does not believe it meets the "probable" criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2. Fund management has provided this analysis to the Fund's independent registered public accounting firm and they do not object to Fund management's accounting treatment.

* * * * *

If you have any questions or additional comments, please contact me at (626) 385-5777 or diane.drake@mfac-ca.com.

Sincerely,

/s/Diane J. Drake

Diane J. Drake

Secretary

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